SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 14, 2004 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

SHAW HIGH-SPEED XTREME-I FUELS THE NEED FOR SPEED
FOR THE WEST’S MOST POPULAR INTERNET SERVICE

CALGARY, AB (April 14, 2004) – Shaw High-Speed Internet customers can now experience a true fasten-your-seatbelt Internet service featuring amazing new speeds with today’s launch of Shaw High-Speed Xtreme-I.

“Shaw High-Speed Xtreme-I delivers an extra rush of speed, pushing Internet performance well beyond existing boundaries for residential customers,” said Peter Bissonnette, President of Shaw Communications Inc. “This turbo-charged service is perfect for customers whose Internet experience includes online gaming and exploring rich multimedia sites. They can now enjoy the ultimate, most vivid online service available for as little as $10 more per month.”

The service is immediately available in Vancouver, Winnipeg and Calgary, with Edmonton to be added in the coming months. Bissonnette added the new Xtreme-I was yet another choice for their Internet customers, designed for those users that have asked Shaw for a new level of speed and performance.

With Shaw High-Speed Xtreme-I, information can be downloaded and uploaded at an amazing pace – up to 5 Megabit download speeds and 1 Megabit upload speed – enabling fluid movement and real-time interactions at an entirely new level.

“When we tested the download speed of Xtreme-I with broadbandreports.com, it told us that the speed was literally ‘off the charts’. That’s the kind of performance we’re talking about with this new product,” said Bissonnette.

Shaw High-Speed Xtreme-I also includes all the benefits of Shaw’s existing High-Speed service, including:

•	a reliable, always on connection that doesn’t tie up the phone line.

•	7 private email addresses.

•	Shaw Email Filter for managing junk email.

•	2 IP addresses.

•	10 Megs of personal web space.

•	service calls are included.

•	toll-free technical support available 24/7/365.

Customers can add Shaw High-Speed Xtreme-I to their existing Shaw Cable and High-Speed Internet bundle for only $10 more per month. There is also exclusive pricing for residential Internet-only customers, as well as SOHO and Professional Business Internet customers.

For more details, customers can visit shaw.ca or call 1-888-472-2222.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges. (Symbol: TSX-SJR.B, NYSE-SJR)

For further information, contact:

Peter Bissonnette
President
Shaw Communications Inc.
403-750-4500